

September 19, 2013

Via E-mail
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton, Suite 1200
Fort Worth, Texas 76102

> **Re: Range Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2013**
> **Filed July 24, 2013**
> **File No. 1-12209**

Dear Mr. Manny:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Note 11 - Derivative Activities, page F-25

Derivative Fair Value Income, page F-26

1.   We note that you identify several components of derivative fair value income for derivatives not accounted for as hedges, including three categories of realized gain or loss that you indicate had been reported as another component of derivative fair value income labeled "change in fair value of derivatives that do not qualify for hedge accounting" prior to settlement. Tell us why you believe these items accurately portray the accounting required by FASB ASC 815-10-35-2, and do not constitute non-GAAP measures as defined in Item 10(e)(2) of Regulation S-K, if this is your view.

Please also submit an analysis, including explanations for differences, comparing the various realized amounts presented in you table for each period to (i) the current period change in fair value of the corresponding derivatives that were settled in each respective period, and (ii) the cumulative gain or loss recorded under GAAP for derivatives settled, since acquired and up to the date of settlement; also comparing the change in fair value amounts in your table for each period to the change in fair value recorded in accordance with GAAP for derivatives that continued to be held at the end of each period.

2.   We note that you have a corresponding tabular disclosure showing the various components of derivative fair value income on page 41, which is preceded by tabular disclosure of average realized prices, including two categories that reflect the settlement of derivatives that were not accounted for as hedges. Please clarify the extent to which the realized and settlement amounts shown or reflected in these presentations represent a recovery of costs that were paid to acquire or modify derivatives that were settled. If the settlement amounts correspond precisely to the cumulative gains and losses that had been recognized in accordance with GAAP, and do not therefore represent any recovery of derivative costs, please provide this clarification in a footnote to any tabulations that include settlement amounts, including your non-GAAP presentations.

3.   Tell us why the amounts you refer to as "Change in fair value of derivatives that do not qualify for hedge accounting" are inconsistently labeled as "Change in mark-to-market on unrealized derivatives gain (loss)" and "Mark-to-market loss (gain) on oil and gas derivatives not designated as hedges" on pages 11, 15, 17 and 18 of the Exhibit 99.1 that is attached to the Form 8-K that you filed on February 27, 2013. Given that you utilize these amounts in computing various non-GAAP measures, including "Income from operations before income taxes, as adjusted," "Net income excluding certain items," and "Net income excluding certain items per share," please clarify whether your intention is to reflect cash settlements of commodity derivatives in your non-GAAP measures.

If this is the case and you are unable to show correlation between your "change in fair value" amounts and gain or loss determined in accordance with FASB ASC 815-10-35-2 for derivatives that continue to be held at the end of the period, replacing the adjustments for the non-GAAP "change in fair value" amounts with two adjustments, to eliminate the total measure of derivative gain or loss reported under GAAP (i.e., your derivative fair value income), and to include cash settlements net of any costs that had been paid to acquire or modify such instruments, may serve to clarify your reconciliations. However, if these are non-GAAP liquidity measures rather than performance measures, please describe the revisions that you believe would be necessary to reflect all outflows and inflows of cash related to commodity derivatives each period, and explain why operating cash flows would not be the more directly comparable measure under GAAP.

Finally, we note that your non-GAAP presentation on page 17 of the exhibit referenced above, for "Calculated cash realized natural gas, NGLs and oil prices with and without third party transportation, gathering and compression fees," does not appear to adequately distinguish between the GAAP and non-GAAP measures, nor to provide reconciliations that are easily understandable, contrary to the requirements of Regulation G. Please submit the revisions that you propose to address these concerns.

Form 10-Q for the Fiscal Quarter ended June 30, 2013

General

4.   Please conform the accounting and disclosure in your interim reports, the corresponding earnings releases filed on Form 8-K, and similar presentations posted on your website, as necessary to comply with all applicable comments in this letter. For example, guidance above also applies to your non-GAAP measure of "total revenues, as adjusted," disclosed on page 12 of Exhibit 99.1 attached to the Form 8-K that you filed on July 25, 2013.

Financial Statements

Note 11 - Derivative Activities, page 13

Derivative Fair Value Income, page 15

5.   We understand that you discontinued hedge accounting for commodity derivatives effective March 1, 2013. Given that you no longer apply hedge accounting, disclosures pertaining to your derivatives, including the effects of accounting for derivatives in your results of operations, as reflected in the tables, discussions and analyses presented in your filing, such as the financial statements and MD&A, should be oriented to the gains and losses reported in your financial statements under GAAP. Accordingly, it appears that you should revise your disclosures to address the activity and variances directly.

If you regard cash flows related to derivative transactions to be material, the related disclosures should be positioned in the liquidity and capital resources section of MD&A. This disclosure should also quantify the costs paid to acquire or modify the terms of your derivative instruments and indicate the extent to which such costs have been recovered upon settlement each period. If you have not engaged in material transactions of this nature please clarify in the accompanying disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief